Exhibit 99.1

I.	BUSINESS REPORT

1.1 COMPANY OVERVIEW

Erytech is a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate therapeutic drug substances inside erythrocytes, or red blood cells, or RBCs, Erytech is developing a pipeline of product candidates for patients with high unmet medical needs. Erytech’s lead product candidate eryaspase, which is also referred to as GRASPA, targets the metabolism of cancer cells by depriving the cells of asparagine, an amino acid necessary for their survival and critical in maintaining the cells’ rapid growth rate. Erytech is currently developing eryaspase for the treatment of severe forms of cancer, including pancreatic cancer and triple-negative breast cancer, or TNBC.

In 2018, Erytech initiated a pivotal Phase 3 clinical trial of eryaspase for the treatment of second-line pancreatic cancer patients. Patient enrollment in this trial, referred to as the TRYbeCA-1 trial, began in September 2018 in Europe and Erytech received approval from the U.S. Food and Drug Administration, of its Investigational New Drug, or IND, application to extend the trial to the United States in May 2019. The first U.S. clinical sites were activated at the end of 2019 and the Company is now able to enroll the first U.S. patients in the TRYbeCA-1 trial. As of December 31, 2019, more than half of the targeted enrollment were enrolled in the trial. The Company expects to report interim data from the TRYbeCA-1 trial in the third quarter of 2020 and final data in the first half of 2021.

In 2018, the Company also launched a proof-of-concept Phase 2 clinical trial in TNBC in Europe, referred to as the TRYbeCA-2 trial. The first clinical sites were activated in 2019 and the trial is currently enrolling patients at sites in four European countries. The Company expects to report final data from the TRYbeCA-2 trial in 2021.

The Company is also supporting a Phase 2 clinical trial initiated and sponsored by investigators of the Nordic Society of Pediatric Hematology and Oncology (NOPHO). The trial is evaluating eryaspase in patients with acute lymphoblastic leukemia, or ALL, who experienced hypersensitivity reactions to pegylated L-asparaginase. The Company expects interim data to become available in the first half of 2020 and final results in the second half of 2020.

In addition to the encapsulation of L-asparaginase, Erytech believes that its ERYCAPS® platform has broad potential application and can be used to encapsulate a wide range of therapeutic agents for which long-circulating therapeutic activity or rapid and specific targeting is desired. For example, Erytech developed erymethionase, a preclinical product candidate which encapsulates methionine-g-lyase in red blood cells and is designed to target the amino acid metabolism of cancer cells and induce tumor starvation. The Company intends to continue to work on the development of erymethionase as well as potential other therapeutic strategies based on methionine depletion, depending on financial resources and business strategy. Erytech has also developed two preclinical programs aimed at maximizing the value creation potential of its ERYCAPS program: enzyme replacement (Eryzyme) and immune modulation (Erymmune). As part of its value creation strategy, in June 2019, Erytech entered into a collaboration with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to focus on the development of novel red blood cell-based therapeutics for the treatment of immuno-oncology and tolerance induction and advance its Erymmune program.

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1.2 RESULTS

Operating income

To date, Erytech has not generated any revenue from the sale of its products.

(Amounts in thousands of euros)	09/30/2018	09/30/2019
Research Tax Credit	2,672	2,853
Revenues from licenses or other contracts	(6)	1,028

Total operating income	2,666	3,881

Revenues from licenses or other contracts during the nine months ended September 30, 2019 was mainly comprised of revenues linked to the upfront payment of €880 thousand ($1 million) that Erytech received in connection with entry into a license agreement with SQZ Biotechnologies in June 2019.

Operating expenses

The research and development expenses are broken down as follows:

(Amounts in thousands of euros)	09/30/2018	09/30/2019
ERYASPASE	9,350	16,364
ERYMETHIONASE / ERYMINASE	1,730	1,547
ERYMMUNE	327	272
ERYZYME	246	—

Total direct research and development expenses	11,652	18,183

Consumables	1,709	2,005
Rental and maintenance	588	1,034
Services, subcontracting and consulting fees	3,632	3,262
Personnel expenses	7,938	11,052
Depreciation and amortization expense	168	1,393
Other	40	48

Total indirect research and development expenses	14,074	18,794

Total research and development expenses	25,726	36,977

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The increase in research and development expenses was mainly due to:

•	An increase in costs related to eryaspase due to the launch of the Phase 3 clinical trial of second-line treatment of patients with metastatic pancreatic cancer, or TRYbeCA-1, in September 2018.

•

An increase in research and development personnel expenses of €3,114 thousand, mainly related to the increased headcount of the research and development workforce, particularly in the pharmaceutical operations and manufacturing departments. This increase is mainly due to the launch of the TRYbeCA-1 trial in September 2018. The weighted average full-time employees allocated to research and development was 148 during the nine months ended September 30, 2019 and 92 during the nine months ended September 30, 2018.

The general and administrative expenses are broken down as follows:

(Amounts in thousands of euros)	09/30/2018	09/30/2019
Consumables	130	421
Rental and maintenance	1,017	876
Services, subcontracting and consulting fees	3,970	6,638
Personnel expenses	4,317	4,796
Depreciation and amortization expense	438	590
Other	695	422

Total general and administrative expenses	10,566	13,743

The increase in general and administrative expenses was mainly due to a €2,668 thousand increase in services and subcontracting, primarily due to costs related to the establishment of Erytech’s manufacturing facility in Princeton, New Jersey.

Financial income (loss)

(Amounts in thousands of euros)	09/30/2018	09/30/2019
Financial income	3,994	3,975
Financial expenses	(15)	(392)

Financial income (loss)	3,979	3,582

The financial income (loss) was mainly comprised of:

•	A foreign currency gain of €3,021 thousand generated by the conversion into euros of Erytech’s U.S. dollar bank account during each of the nine months ended September 30, 2019 and 2018.

•	A gain on investment currency transactions on swaps of €947 thousand during the nine months ended September 30, 2019 (€847 thousand during the nine months ended September 30, 2018).

•

Financial expenses related to lease liability as a result of IFRS16 in the amount of €251 thousand during the nine months ended September 30, 2019 (no corresponding charge during the nine months ended September 30, 2018).

Cash position and cash flows

Erytech’s cash and cash equivalents were €81.9 million as of September 30, 2019 as compared to €134.4 million as of December 31, 2018, representing a cash utilization of €52.5 million.

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Operating activities

(Amounts in thousands of euros)	09/30/2018	09/30/2019
Operating cash flow before change in working capital	(30,228)	(42,704)
Change in working capital	(8,040)	6,028

Net cash flow used in operating activities	(38,268)	(36,676)

Net cash flows used in operating activities were €38,268 thousand during the nine months ended September 30, 2018 and €36,676 thousand during the nine months ended September 30, 2019. The decrease of the cash used by operating activities is related to a positive impact of the working capital requirement.

Investing activities

(Amounts in thousands of euros)	09/30/2018	09/30/2019
Acquisition of property, plant and equipment	(2,254)	(19,591)
Acquisition of intangible assets	(3)	(2)
Increase (net of decrease) in non-current & current financial assets	(677)	270

Net cash flow used in investing activities	(2,934)	(19,323)

Net cash flows used in investing activities were €2,934 thousand during the nine months ended September 30, 2018 and €19,323 thousand during the nine months ended September 30, 2019. The increase is mainly related to the payment of the suppliers involved in the construction of Erytech’s new manufacturing facility in Princeton, New Jersey.

Financing activities

(Amounts in thousands of euros)	09/30/2018	09/30/2019
Proceeds from borrowings, net of repayment	(610)	(553)
Repayment of lease debt, net of allowance received	—	1,111
Interest received (paid)	113	(176)

Net cash flow from (used in) financing activities	(497)	381

Net cash flows from (used in) financing activities were €(497) thousand during the nine months ended September 30, 2018 and €381 thousand during the nine months ended September 30, 2019. The cash flow from financing activities during the nine months ended September 30, 2019 is primarily due to the allowance for the Erytech’s manufacturing facility in Princeton, New Jersey (€1,859 thousand).

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II. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2019

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(Amounts in thousands of euros, except loss per share)	Notes	09/30/2018 (9 months) Unaudited	09/30/2019 (9 months) Unaudited	09/30/2018 (3 months) Unaudited	09/30/2019 (3 months) Unaudited
		€	€	€	€
Revenues		—	—	—	—
Other income	4.1	2,666	3,881	401	916

Operating income		2,666	3,881	401	916

Research and development	4.2 , 4.3	(25,726)	(36,977)	(8,974)	(14,259)
General and administrative	4.2 , 4.3	(10,566)	(13,743)	(3,173)	(3,250)

Operating expenses		(36,292)	(50,720)	(12,147)	(17,509)

Operating loss		(33,627)	(46,839)	(11,747)	(16,593)

Financial income	4.5	3,994	3,975	1,028	2,709
Financial expenses	4.5	(15)	(392)	27	(87)

Financial income (loss)		3,979	3,582	1,055	2,622

Income tax		(1)	1	13	2

Net loss		(29,649)	(43,256)	(10,679)	(13,970)

Basic / Diluted loss per share (€/share)	4.6	(1.65)	(2.41)	(0.60)	(0.78)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	09/30/2018 (9 months) Unaudited	09/30/2019 (9 months) Unaudited	09/30/2018 (3 months) Unaudited	09/30/2019 (3 months) Unaudited
	€	€	€	€
Net loss	(29,649)	(43,256)	(10,679)	(13,970)

Elements that may be reclassified subsequently to income (loss)			—	—
Currency translation adjustment	30	835	16	866

Elements that may not be reclassified subsequently to income (loss)
Remeasurement of defined benefit liabilities	(71)	(96)	(25)	(30)
Tax effect	3	—	(13)	—

Other comprehensive income (loss)	(38)	740	(21)	836

Total comprehensive income (loss)	(29,688)	(42,516)	(10,701)	(13,134)

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of
(Amounts in thousands of euros)	Notes	December 31, 2018	September 30, 2019 Unaudited
		€	€
ASSETS
Non-current assets
Intangible assets		1,613	1,630
Property, plant and equipment	5.1	15,274	27,011
Right of use	5.2	—	10,530
Other non-current financial assets	5.3	1,046	736

Total non-current assets		17,933	39,908

Current assets
Other current financial assets	5.3	—	57
Inventories		1,396	170
Trade and other receivables		30	58
Other current assets	5.4	14,111	14,585
Cash and cash equivalents	5.5	134,371	81,927

Total current assets		149,907	96,798

TOTAL ASSETS		167,840	136,706

		As of
(Amounts in thousands of euros)	Notes	December 31, 2018	September 30, 2019 Unaudited
		€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		1,794	1,794
Premiums related to share capital		281,745	281,685
Reserves		(99,524)	(137,016)
Translation reserve		(188)	943
Net loss for the period		(38,224)	(43,256)

Total shareholders’ equity	5.6	145,602	104,150

Non-current liabilities
Provisions—non-current portion	5.7	347	533
Financial liabilities – non-current portion	5.8	1,243	1,312
Lease liabilities—non-current portion	5.9	—	11,880

Total Non-current liabilities		1,590	13,725

Current liabilities
Financial liabilities – current portion	5.8	776	285
Lease liabilities—current portion	5.9	—	1,142
Trade and other payables	5.10	16,655	12,662
Other current liabilities	5.11	3,217	4,741

Total current liabilities		20,648	18,831

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		167,840	136,706

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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CONSOLIDATED STATEMENT OF CASH FLOW

(Amounts in thousands of euros)	Notes	09/30/2018 (9 months) Unaudited	09/30/2019 (9 months) Unaudited
		€	€
Cash flows from operating activities
Net loss		(29,649)	(43,256)
Reconciliation of net loss and the cash used for operating activities
Gain or loss en exchange (calculated)		(3,022)	(3,021)
Amortization and depreciation	4.4	626	2,003
Provision	4.4	59	91
Net booked value of scrapped fixed assets		—	21
Expenses related to share-based payments	4.3	1,954	1,008
Interest expense (income)	4.5	(113)	381
Income tax expense (income)		1	(1)
Change in trade and payables in foreign currency		(84)	71

Operating cash flow before change in working capital		(30,228)	(42,704)

(Increase) decrease in inventories		(36)	1,225
(Increase) decrease in trade and other receivables		76	(28)
(Increase) decrease in other current assets	5.4	(8,238)	(411)
Increase (decrease) in trade and other payables	5.10	121	4,853
Increase (decrease) in other current liabilities	5.11	36	389

Change in working capital		(8,040)	6,028

Net cash flow used in operating activities		(38,268)	(36,676)

Cash flows from investing activities
Acquisition of property, plant and equipment		(2,254)	(19,591)
Acquisition of intangible assets		(3)	(2)
Increase in non-current & current financial assets	5.3	(677)	(119)
Decrease in non-current & current financial assets	5.3	—	389

Net cash flow used in investing activities		(2,934)	(19,323)

Cash flows from financing activities
Repayment of borrowings	5.8	(610)	(553)
Allowance received from a lessor	5.9	—	1,896
Repayment of lease debt (IFRS 16)	5.9	—	(786)
Interests received (paid)		113	(176)

Net cash flow from (used in) financing activities		(497)	381

Exchange rate effect on cash in foreign currency		3,116	3,174

Increase / Decrease in cash and cash equivalents		(38,583)	(52,443)

Net cash and cash equivalents at the beginning of the period	5.5	185,514	134,371
Net cash and cash equivalents at the closing of the period	5.5	146,931	81,927

Supplemental disclosure of cash flows information
Cash paid for interest		8	176
Cash paid for income tax		—	—

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands of euros, except number of shares)	Share capital	Premiums related to the share capital	Reserves	Translation reserve	Net (income) loss	Total shareholders’ equity
As of December 31, 2017	1,794	281,745	(68,386)	(203)	(33,530)	181,419

Net loss for the period					(29,649)	(29,649)
Other comprehensive income			(69)	30		(38)

Total comprehensive income (loss)	—	—	(69)	30	(29,649)	(29,688)
Allocation of prior period loss			(33,530)		33,530	—
Share-based payment			1,954			1,954

As of September 30, 2018	1,794	281,745	(100,030)	(173)	(29,649)	153,686

As of December 31, 2018	1,794	281,745	(99,524)	(188)	(38,224)	145,602

Net loss for the period					(43,256)	(43,256)
Other comprehensive income			(96)	835		739

Total comprehensive income (loss)	—	—	(96)	835	(43,256)	(42,516)
Allocation of prior period loss			(38,224)		38,224	—
Issue of warrants		55				55
Share-based payment			1,008			1,008
Reclassification	0	(115)	(180)	295		—

As of September 30, 2019	1,794	281,685	(137,016)	943	(43,256)	104,150

The Company applied IFRS 16 standard for the first time as of January 1, 2019, using the modified retrospective approach. Under this approach, the comparative information is not restated.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The notes are an integral part of the accompanying condensed consolidated financial statements. The condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on January 27, 2020.

1. DESCRIPTION OF THE BUSINESS

ERYTECH Pharma S.A. (“ERYTECH,” and together with its subsidiary the “Company”) is incorporated in Lyon, France, and was founded in 2004 to develop and market innovative red blood cell-based therapeutics for cancer and orphan diseases. The Company’s most advanced product candidates are being developed for the treatment of pancreatic cancer.

The Company completed its initial public offering on Euronext Paris in May 2013, raising €17.7 million and a follow-on offering of €30.0 million (on a gross basis before deducting offering expenses), in October 2014. The initial public offering triggered the conversion of the totality of the convertible bonds previously issued. Two private placements of respectively 940,000 ordinary and 793,877 ordinary shares for €25.4 million and €9.9 million (on a gross basis before deducting offering expenses) were completed in December 2015 and 2016 with institutional investors in the United States and in Europe. In April 2017, the Company completed a follow-on offering of €70.5 million (on a gross basis before deducting offering expenses). The Company completed an initial public offering on the Nasdaq Global Select Market raising €124 million ($144 million on a gross basis before deducting offering expenses).

The Company has incurred losses and negative cash flows from operations since its inception and had shareholders’ equity of €104,150 thousand as of September 30, 2019 as a result of several financing rounds, including an initial public offering. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development; (ii) regulatory approval and market acceptance of the Company’s proposed future products; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new debt or equity instruments.

The accompanying condensed consolidated financial statements and related notes (the “Condensed Consolidated Financial Statements”) present the operations of ERYTECH Pharma S.A. and its subsidiary, ERYTECH Pharma, Inc.

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Major events of the nine months ended September 30, 2019

Business

May 2019:

•

Acceptance by the U.S. Food and Drug Administration (FDA) of the Company’s Investigational New Drug (IND) application for eryaspase, consisting of the enzyme L-asparaginase encapsulated inside donor derived red blood cells. The acceptance of the IND will enable ERYTECH to initiate enrollment at U.S. clinical trial sites for its ongoing pivotal Phase 3 TRYbeCA-1 trial evaluating eryaspase in second-line pancreatic cancer.

June 2019:

•

Opening of a new U.S.-based GMP manufacturing facility in Princeton, New Jersey, United States. The facility will support production capacity needs for eryaspase, the Company’s lead product candidate, for patients in the United States. The Princeton facility is targeted to begin manufacturing eryaspase in the fourth quarter of 2019 to ensure supply for U.S. participants in the TRYbeCA-1 trial.

•

The Company signed an agreement with SQZ Biotechnologies (SQZ), a cell therapy company developing novel treatments in multiple therapeutic areas, to collaborate on the advancement of novel red blood cell-based therapeutics for immune modulation. The Company is eligible to receive up to $57 million in combined upfront and potential development, regulatory and commercial milestone payments for the first product successfully developed by SQZ under this agreement. The Company will also be eligible to receive sales royalties.

•

Enrollment of first patient in the Phase 2 clinical trial, named TRYbeCA-2, evaluating the Company’s lead product candidate, eryaspase, for the treatment of first line triple negative breast cancer (TNBC).

Management

January 2019:

•	Grant of 36,150 free shares and 38,025 stock-options to employees.

•	Eric Soyer is appointed as Deputy General Manager of the Company.

April 2019:

•

Grant of 94,200 free shares (of which 36,000 to executive officers and 58,200 to employees), 76,905 stock-options (of which 44,200 to executive officers and 32,705 to employees) and 25,998 warrants to members of the board of directors.

June 2019:

•

Dr. Jean-Paul Kress was appointed as Chairman of the Board of Directors by the Board of Directors following his appointment as board member at the Company’s Annual General Meeting of Shareholders held on June 21, 2019. Dr. Kress has over 25 years’ experience as a senior executive officer in international biotechnology and pharmaceutical groups. He was Chairman and Chief Executive Officer of Syntimmune (Cambridge, MA, US) until the end of 2018, when the company was acquired by Alexion Pharmaceuticals.

July 2019:

•	Grant of 59,123 stock-options to executive officers.

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2. STATEMENT OF COMPLIANCE

The Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on January 27, 2020.

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Condensed Consolidated Financial Statements of the Company are also prepared in accordance with IFRS, as adopted by the European Union (EU).

As of September 30, 2019, all IFRS that the IASB had published and that are mandatory are the same as those adopted by the EU and mandatory in the EU. As a result, the Condensed Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.

The Condensed Consolidated Financial Statements as of September 30, 2019 have been prepared in accordance with the standard IAS 34, “Interim financial reporting.” As condensed financial statements, they do not include all information that would be required by the full IFRS standards. They must be read in conjunction with the consolidated financial statements for the year ended December 31, 2018.

Except for the standards applicable as of January 1, 2019 described below, the standards applied in the preparation of the Condensed Consolidated Financial Statements are the same as those applied to prepare the financial statements as of December 31, 2018.

The Company adopted the following standards, amendments and interpretations that are mandatory as of January 1, 2019:

•	IFRS 16—Leases;

•	IFRIC 23—Uncertainty over income tax treatments;

•	Amendments to IFRS 9—Prepayment features with negative compensation;

•	Amendments to IAS 28—Long term Interests in Associates and Joint Ventures;

•	Amendments to IAS 19—Plan Amendment, Curtailment or Settlement;

•	Annual Improvements to IFRS Standards 2015-2017 Cycle.

These new texts did not have any significant impact on the Company’s results or financial position with the exception of IFRS 16 (refer to note 3.4). The standards and interpretations that are optionally applicable to the Company as of September 30, 2019 were not applied in advance.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IFRS 3—Business Combinations

•	Amendments to IAS 1 and IAS 8: Definition of Material

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3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Scope of consolidation

Details of the Company’s subsidiary as of September 30, 2019 are as follows:

	Date of incorporation	Percent of ownership interest	Accounting method
ERYTECH Pharma, Inc. Registered office: Cambridge, Massachusetts, United States	April 2014	100%	Fully consolidated

3.2 Foreign currencies

Functional Currency and Translation of Financial Statements into Presentation Currency

The Condensed Consolidated Financial Statements are presented in euros, which is also the functional currency of the parent company, ERYTECH Pharma S.A.

The exchange rates used for the preparation for the translation of the financial statements of ERYTECH PHARMA, Inc. are as follows:

Exchange rate (USD per EUR)	September 30, 2018	December 31, 2018	September 30, 2019
Weighted average rate	1.1949	1.1815	1.1237
Closing rate	1.1576	1.1450	1.0889

3.3 Use of estimates and judgments

Preparation of the Condensed Consolidated Financial Statements in accordance with the rules prescribed by the IFRS requires the use of estimates and the formulation of assumptions having an impact on the financial statements. These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The main estimates are described in the annual consolidated financial statements, except new significant judgments linked to the accounting treatment of the leases in accordance with IFRS 16, as described in note 3.4.

3.4 Change in accounting policies

The Company applied IFRS 16—Leases for the first time as of January 1, 2019.

IFRS 16 eliminates the distinction between operating leases and finance leases and requires all leases to be recognized on the lessee’s balance sheet, in the form of an asset (representing the right to use the rented asset during the duration of the contract – see note 5.2) and of a liability (corresponding to the future lease payments – see note 5.9). The standard also impacts the presentation of the income statement (allocation of expense between operating loss and financial charges) and the cash flow statement (allocation of cash outflows between cash flow used in operating activities and cash flow used in financing activities).

The Company has applied the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the transition date, i.e. January 1, 2019. Consequently, the comparative information disclosed for 2018 were not restated. There are disclosed as previously in accordance with IAS 17 standard and its interpretations. The consequence of this change in accounting policies are disclosed in detail below.

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Definition of a lease

Until the current period, the Company determined at the signing of the contract whether an agreement constituted or included a lease in accordance with the provisions of IFRIC 4, “Determining Whether an Arrangement Contains a Lease.” As a lessee, the Company previously classified lease agreements as operating or finance leases by assessing whether the contract transferred substantially all the risks and benefits inherent in the ownership in accordance with IAS 17.

The Company now assesses whether a contract is or contains a lease in accordance with IFRS 16, i.e. whether it grants the right to control the use of an identified asset for a certain period in exchange for consideration.

At the transition date, the Company chose to apply the simplification measure of keeping past analyses for the identification of leases and applying IFRS 16 only to contracts previously classified as leases.

Significant accounting policies

In accordance with IFRS 16, the right of use and the lease liability are recognized on the lessee’s balance sheet when the asset linked to the lease agreement become available:

•	The right of use asset is measured at cost and comprises:

o the amount of the initial measurement of the lease liability,

o lease incentives, payments at or prior to commencement date,

o incremental costs which would not have been incurred if the contract had not been concluded.

•	The lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

The right of use is subsequently measured at cost less depreciation and any accumulated impairment loss. The amount can be adjusted based on certain revaluations of the lease liability.

The lease liability is then increased by the interest expense and decreased by the rents paid.

The lease liability may be remeasured in the following situations:

•	Modification related to the assessment of the exercise of an option to purchase or the extension or the non-exercise of a termination option (which become reasonably certain);

•	Rent adjustments based on rates and indices provided in the contracts.

The duration corresponds to the firm period of the commitment and takes into account the optional periods that are reasonably certain to be exercised.

The Company has used its judgment in determining the term of the lease agreements providing for an extension option. The fact that the Company has determined that it is reasonably certain to exercise such options affects the lease term and has a significant impact on the amount of the right of use and the lease liability.

Transition information

At the transition date, the lease liability linked to contracts classified as operating leases in accordance with IAS 17 (mainly real estate) was measured at the value of the remaining lease payments discounted at the marginal borrowing rate as of January 1, 2019. The right of use is measured at an amount equal to the lease liability, corrected with lease payments prior to the commencement date or remaining due in the statement of financial position.

For contracts previously classified as finance leases, the value of the right of use and the lease liability as of January 1, 2019 were determined as those of the underlying asset and the lease debt that were calculated in accordance with IAS 17.

The Company has applied simplification measures set out in IFRS 16 regarding:

•	Contracts with a lease term of 12 months or less at the transition date. These contracts have resulted in an expense of approximately €220 thousand during the nine months ended September 30, 2019.

•	Contracts for low value assets. These contracts have resulted in an expense of approximately €30 thousand during the nine months ended September 30, 2019.

13	Page

As part of the transition to IFRS 16 as of January 1, 2019, the Company recognized in liabilities a lease liability of €7,734 thousand (refer to note 5.9) and in assets a right of use of €7,443 thousand (refer to note 5.2) taking into account a liability of €291 thousand recognized in the statement of financial position as of December 31, 2018.

The discount rates applied for contracts previously classified as operating leases are based on the Company’s marginal borrowing rate, to which is added a spread which takes into account the total duration of the contract. The average marginal borrowing rate selected as of January 1, 2019 is 1.4% in France and 3.8% in the United States.

The gap between the off-balance sheet commitments disclosed in note 8 of the Consolidated financial statements as of December 31, 2018 and the lease liability recognized as of January 1, 2019 in accordance with IFRS 16 (see note 5.9) can be explained as follows:

(Amounts in thousands of euros)
Operating lease commitment as lessee (December 31, 2018)	8,268

Unrecognized contracts in accordance with IFRS 16 exemptions	(142)
Differences in the durations used linked to termination and extension options that are reasonably certain to be exercised	5,798
Leases signed in 2018 for an asset available after January 1, 2019	(2,593)
Other (including the improvement allowance (Princeton lease))	(2,045)

Estimated non-discounted lease liability under IFRS 16 as of January 1, 2019	9,285

Discount effect	(1,551)

Estimated discounted lease liability under IFRS 16 as of January 1, 2019	7,734

Impact on the half-year financial statements

In accordance with IFRS 16, the Company recognized as of September 30, 2019:

•	A right of use (net value) of €10,530 thousand;

•	A lease liability of €13,023 thousand;

•	A depreciation expense of €973 thousand;

•	A financial expense of €251 thousand.

3.5 Presentation of the statement of income (loss)

The Company presents its statement of income (loss) by function. As of today, the main activity of the Company is research and development. Consequently, only research and development expenses and general administrative expenses functions are considered to be representative. This distinction reflects the analytical assignment of the personnel, external expenses and depreciation and amortization. The detail of the expenses by nature is disclosed in note 4.2.

3.6 Presentation of the statement of cash flow

For the financial year ended December 31, 2018, the line “acquisition of property, plant and equipment” in the consolidated statement of cash flow included an amount of fixed assets payables not yet paid of €8,587 thousand, which should not have been included in this line.

The net cash flows used in 2018 should have been as follows:

•	€6,450 thousand instead of €15,037 thousand presented for investing activities;

•	€47,857 thousand instead of €39,270 thousand presented for operating activities.

14	Page

From January 1, 2018 to September 30, 2019, the cumulative amount of cash flows used in the acquisition of property, plant and equipment amounted to €25.2 million and related mainly to the increase of the production capacity of the Company’s manufacturing facilities in Lyon and Princeton.

3.7 Segment reporting

In accordance with IFRS 8, “Operating Segments,” reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Chief Executive Officer) to allocate resources and to assess performance.

The Company operates in a single operating segment: the conducting of research and development of innovative red blood cell-based therapeutics for cancer and orphan diseases in order to market them in the future.

3.8 Events after the close of the reporting period

October 2019:

•	Grant of 300,941 free shares, 347,250 stock-options and 75,000 warrants.

•	Collection of the 2017 Research Tax Credit (€2,819 thousands).

November 2019:

•

The Company achieves two important milestones for the TRYbeCA-1 Phase 3 clinical trial of eryaspase in second line metastatic pancreatic cancer. TRYbeCA-1 was opened for patient enrollment in the United States and the first site was activated. This marks an important step to expand the trial to approximately 100 sites across several European countries and the United States. The manufacturing of eryaspase for the patients to be treated in the United States will take place at the newly established manufacturing facility in Princeton, N.J.

•	Publication of the full results from the Phase 2b trial evaluating eryaspase in metastatic pancreatic in the European Journal of Cancer.

15	Page

4. NOTES RELATED TO THE CONSOLIDATED STATEMENT OF INCOME (LOSS)

4.1 Operating income

The Company does not generate any revenue from the sale of its products considering its stage of development.

(amounts in thousands of euros)	09/30/2018 (9 months)	09/30/2019 (9 months)	09/30/2018 (3 months)	09/30/2019 (3 months)
Research Tax Credit	2,672	2,853	425	837
Other income	(6)	1,028	(24)	79

Total	2,666	3,881	401	916

Revenues from licenses or other contracts

Revenues from licenses or other contracts in 2019 mainly comprised revenues linked to the upfront payment of €880 thousand ($1 million) provided by the license agreement entered into with SQZ Biotechnologies in June 2019 (refer to notes 1 and 7). In accordance with IFRS 15, this agreement grants to SQZ Biotechnologies a right to use the underlying intellectual property (“static license”). Consequently, the income is recognized when SQZ Biotechnologies can begin to use the licensed intellectual property.

4.2 Operating expenses by nature

4.2.1 Research and development expenses

For the nine months ended September 30, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	567	1,558	2,125
Rental and maintenance	220	378	598
Services, subcontracting and fees	3,697	11,123	14,820
Personnel expenses	2,203	5,735	7,938
Depreciation, amortization & provision	48	140	188
Other	21	37	58

Total	6,756	18,970	25,726

For the nine months ended September 30, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	871	5,552	6,423
Rental and maintenance	161	878	1,039
Services, subcontracting and fees	2,067	14,893	16,960
Personnel expenses	2,344	8,708	11,052
Depreciation, amortization & provision	147	1,266	1,413
Other	43	46	90

Total	5,633	31,344	36,977

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For the three months ended September 30, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	120	1,303	1,423
Rental and maintenance	60	114	174
Services, subcontracting and fees	1,195	3,698	4,893
Personnel expenses	657	1,756	2,413
Depreciation, amortization & provision	18	51	69
Other	0	1	2

Total	2,051	6,923	8,974

For the three months ended September 30, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Consumables	85	2,185	2,269
Rental and maintenance	54	656	710
Services, subcontracting and fees	457	5,891	6,348
Personnel expenses	721	3,051	3,772
Depreciation, amortization & provision	85	1,038	1,123
Other	13	22	36

Total	1,415	12,843	14,259

The increase in research and development expenses is mainly due to:

•

The increase in consumables (in the amount of €4,298 thousand for the nine month period and €846 thousand for the three month period) and the increase in external services (in the amount of €2,140 thousand for the nine month period and €1,455 thousand for the three month period), mainly linked to the ongoing clinical trials of eryaspase for the treatment of solid tumors, particularly related to the commencement of the Phase 3 clinical trial for the treatment of pancreatic cancer in September 2018;

•	The increase in research and development personnel expenses of €3,114 thousand for the nine month period and €1,359 thousand for the three month period (see note 4.3.1).

4.2.2 General and administrative expenses

General and administrative expenses (amounts in thousands of euros)	09/30/2018 (9 months)	09/30/2019 (9 months)	09/30/2018 (3 months)	09/30/2019 (3 months)
Consumables	130	421	60	119
Rental and maintenance	1,017	876	580	134
Services, subcontracting and fees	3,970	6,638	1,217	1,691
Personnel expenses	4,317	4,796	1,234	1,463
Depreciation and amortization	438	590	98	(265)
Other	695	422	(15)	110

Total	10,566	13,743	3,173	3,250

The increase in general and administrative expenses for the nine month period is mainly due to a €2,668 thousand increase in services and subcontracting, primarily related to costs related to the establishment of the Princeton manufacturing facility during the first half of 2019.

17	Page

4.3 Personnel expenses

4.3.1 Research and development expenses

Research and development expenses For the nine months ended September 30, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,346	3,844	5,190
Share-based payments (employees and executives)	282	667	949
Social security expenses	575	1,223	1,798

Total personnel expenses	2,203	5,735	7,938

Research and development expenses For the nine months ended September 30, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	1,558	6,463	8,022
Share-based payments (employees and executives)	173	339	512
Social security expenses	613	1,905	2,518

Total personnel expenses	2,344	8,708	11,052

Research and development expenses For the three months ended September 30, 2018 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	376	1,159	1,535
Share-based payments (employees and executives)	90	215	305
Social security expenses	191	382	572

Total personnel expenses	657	1,756	2,413

Research and development expenses For the three months ended September 30, 2019 (amounts in thousands of euros)	R&D	Clinical studies	Total
Wages and salaries	481	2,324	2,805
Share-based payments (employees and executives)	56	82	138
Social security expenses	184	645	828

Total personnel expenses	721	3,051	3,772

The increase in personnel expenses is mainly due to an increase in research and development employee headcount. The weighted average full-time employees (FTE) was 148 during the nine months ended September 30, 2019 and 92 during the nine months ended September 30, 2018.

4.3.2 General and administrative expenses

General and administrative expenses (amounts in thousands of euros)	09/30/2018 (9 months)	09/30/2019 (9 months)	09/30/2018 (3 months)	09/30/2019 (3 months)
Wages and salaries	2,567	3,310	842	978
Share-based payments (employees and executive management)	647	387	173	125
Social security expenses	1,104	1,099	221	360

Total personnel expenses	4,317	4,796	1,234	1,463

18	Page

The increase in personnel expenses is due to an increase in general and administrative employee headcount. The weighted average full-time employees (FTE) was 43 during the nine months ended September 30, 2019 and 36 during the nine months ended September 30, 2018.

4.3.3 Share-based payments (IFRS 2)

Share subscription warrants (“BSA”) plan

The main assumptions used to determine the fair value of the plans granted during the nine months ended September 30, 2019 are:

Grant in April 2019
Number of warrants	25,998 BSA2018
Exercise price	€6.82
Price of the underlying share	€7.20
Expected dividends	0.00%
Volatility (1)	38.91%
Expected term	T1 : 3 years T2 : 3.5 years T3 : 4 years
Fair value of the plan (in thousands of euros) (2)	56

(1) based on the historical volatility observed on the ERYP index on Euronext.

(2) BSA were granted at fair value (€2.15). Therefore, no expense was recognized under IFRS 2.

Stock-options (“SO”) plan

The main assumptions used to determine the fair value of the plans granted during the nine months ended September 30, 2019 are:

	Grant in January 2019	Grant in April 2019	Grant in July 2019
Number of warrants	38,025 SO2018	76,905 SO2018	59,123 SO2019
Exercise price	€6.38	€7.20	€5.78
Price of the underlying share	€6.38	€7.20	€5.81
Expected dividends	0.00%	0.00%	0.00%
Volatility (1)	41.88%	41.65%	41.00%
Expected term	T1 : 6 years T2 : 6,5 years	T1 : 6 years T2 : 6,5 years	T1 : 6 years T2 : 6,5 years
Fair value of the plan (in thousands of euros)	97	217	131

(1) based on the historical volatility observed on the ERYP index on Euronext.

19	Page

Free shares (“AGA”) plan

The main assumptions used to determine the fair value of the plans granted during the nine months ended September 30, 2019 are:

	Grant in January 2019	Grant in April 2019
Number of shares	36,150 AGA2018	94,200 AGA2018
Price of the underlying share	€6.38	€7.20
Expected dividends	0.00%	0.00%
Volatility (1)	38.22%	36.32%
Repo margin	5.00%	5.00%
Maturity	3 years	3 years
Performance criteria	(2)	(2)
Fair value of the plan (in thousands of euros)	102	269

(1)	based on the historical volatility observed on the ERYP index on Euronext.

(2)	performance criteria: progression of the quoted market share price between the grant date and the tranche acquisition date

•	ERYP2018: average price of the 40-quoted market share price days before the grant date (€6.54 for the plan granted in January 2019 and €7.52 for the plan granted in April 2019).

•	ERYPi : average price of the 40-quoted market share price days before the acquisition date,

•	Tri : (ERYPi / ERYP2018) – 1

o If TRi <=0 % no shares granted are acquired

o If Tri>100% all the shares granted are acquired

o If 0%<TRi<100% shares granted are acquired following the TRi percentage

20	Page

Breakdown of expenses

Plan name	Amount in P&L in euros thousands as of September 30, 2018	of which employees	of which executive officers and executive committee	of which board members
Grant in October 2016	194	91	103	—
Grant in January 2017	24	—	24	—
Grant in June 2017	411	189	223	—
Grant in October 2017	86	86	0	—
Grant in January 2018	400	225	175	—

TOTAL AGA	1,116	592	524	—

Grant in October 2016	62	—	—	62
Grant in January 2017	12	—	—	12
Grant in June 2017	152	—	—	152
Grant in January 2018	132	—	—	132

TOTAL BSA	358	—	—	358

Grant in October 2016	67	34	33	—
Grant in January 2017	4	4	—	—
Grant in June 2017	102	72	30	—
Grant in October 2017	69	69	—	—
Grant in January 2018	236	138	98	—
Grant in September 2018	2	—	2	—

TOTAL SO	480	316	164	—

Total IFRS 2 expenses	1,954	908	688	358

Plan name	Amount in P&L in euros thousands as of September 30, 2019	of which employees	of which executive officers and executive committee	of which board members
Grant in October 2016	52	15	37	—
Grant in January 2017	9	—	9	—
Grant in June 2017	139	50	89	—
Grant in October 2017	8	8	—	—
Grant in January 2018	222	88	133	—
Grant in January 2019	33	33	—	—
Grant in April 2019	61	38	23	—

TOTAL AGA	524	232	291	—

Grant in October 2016	24	—	—	24
Grant in January 2017	(12)	—	—	(12)
Grant in June 2017	47	—	—	47
Grant in January 2018	41	—	—	41
Grant in April 2019	—	—	—	—

TOTAL BSA	100	—	—	100

Grant in October 2016	12	3	8	—
Grant in January 2017	—	—	—	—
Grant in June 2017	63	40	22	—
Grant in October 2017	41	41	—	—
Grant in January 2018	194	93	101	—
Grant in September 2018	(11)	—	(11)	—
Grant in January 2019	31	31	—	—
Grant in April 2019	44	18	26	—
Grant in July 2019	10	—	10	—

TOTAL SO	385	229	156	—

Total IFRS 2 expenses	1,008	461	447	100

21	Page

Summary of outstanding instruments

Number of outstanding warrants (BSA) and founder’s warrants (BSPCE) with a ratio of 1 option = 10 shares	Number of BSA and BSPCE	Weighted- average exercise price
Outstanding as of December 31, 2018	40,804	€97.34

Exercisable as of December 31, 2018	40,804	€97.34

Granted	—	€—
Forfeited	—	€—
Exercised	—	€—

Outstanding as of September 30, 2019	40,804	€97.34

Exercisable as of September 30, 2019	40,804	€97.34

Number of outstanding stock-options and warrants (BSA) with a ratio of 1 option = 1 share	Number of stock-options and BSA	Weighted- average exercise price
Outstanding as of December 31, 2018	340,063	€19.87

Exercisable as of December 31, 2018	88,999	€19.88

Granted	200,051	€6.58
Forfeited	(24,195)	€9.24
Exercised	—	€—

Outstanding as of September 30, 2019	515,919	€15.05

Exercisable as of September 30, 2019	151,566	€21.54

Number of oustanding free shares
Outstanding as of December 31, 2018	342,020

Granted	130,350
Forfeited	(26,553)
Acquired	—

Outstanding as of September 30, 2019	445,817

4.4 Depreciation, amortization and provisions

(amounts in thousands of euros)	09/30/2018 (9 months)	09/30/2019 (9 months)	09/30/2018 (3 months)	09/30/2019 (3 months)
Amortization of intangible assets	30	12	10	4
Depreciation of property, plant and equipment	595	1,017	157	514
Depreciation of the right of use	—	973	—	389

Total amortization and depreciation	626	2,003	167	907
Provision	—	—	—	(50)

Total amortization, depreciation & provisions	626	2,003	167	857

22	Page

4.5 Financial income (loss)

(amounts in thousands of euros)	09/30/2018 (9 months)	09/30/2019 (9 months)	09/30/2018 (3 months)	09/30/2019 (3 months)
Income from short term deposits	121	5	42	3
Other financial income	3,873	3,970	986	2,707

Financial income	3,994	3,975	1,028	2,709
Financial expenses on lease liability	—	(251)	3	(93)
Interest expense related to borrowings	(8)	(134)	(5)	(12)
Other financial expenses	(7)	(7)	29	17

Financial expenses	(15)	(392)	27	(87)

Financial income (loss)	3,979	3,582	1,055	2,622

Other income and expenses is mainly comprised of:

•	A foreign currency gain generated by the conversion into euros of the Company’s U.S. dollar bank account of :

•	€3,021 thousand during the nine months ended September 30, 2019 and September 30, 2018;

•	€2,425 thousand during the third quarter of 2019 (€590 thousand during the third quarter of 2018).

•	A gain on investment currency transactions on swaps of :

•	€947 thousand during the nine months ended September 30, 2019 (€847 thousand during the nine months ended September 30, 2018).

•	€281 thousand during the third quarter of 2019 (€427 thousand during the third quarter of 2018).

•

Financial expenses related to lease liability as a result of IFRS16 in the amount of €251 thousand during during the nine months ended September 30, 2019 (no corresponding charge during the nine months ended September 30, 2018).

4.6 Basic earnings per share and diluted earnings (loss) per share

	09/30/2018 (9 months)	09/30/2019 (9 months)	09/30/2018 (3 months)	09/30/2019 (3 months)
Net loss (in thousands of euros)	(29,649)	(43,256)	(10,679)	(13,970)
Weighted number of shares for the period (1)	17,937,462	17,937,535	17,937,535	17,937,535

Basic loss per share (€/share)	(1.65)	(2.41)	(0.60)	(0.78)

Diluted loss per share (€/share)	(1.65)	(2.41)	(0.60)	(0.78)

(1)	after deduction of treasury shares (2,500 shares are held by the Company as treasury shares and recognized as a deduction of shareholders’ equity).

23	Page

5. NOTES RELATED TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

5.1 Property, plant and equipment

(amounts in thousands of euros)	Assets under construction	Plant, equipment and tooling	General equipment, fixtures and fittings	Office equipment and computers	TOTAL
GROSS VALUE

As of December 31, 2018	13,559	2,584	2,007	824	18,974

Increase	7,161	808	3,587	345	11,901
Decrease	(21)	—	—	—	(21)
FX rate impact	498	20	433	17	967
Reclassification	(12,117)	(178)	11,105	70	(1,120)

As of September 30, 2019	9,080	3,234	17,131	1,256	30,701

ACCUMULATED DEPRECIATION

As of December 31, 2018	—	(1,824)	(1,471)	(405)	(3,700)

Increase	—	(257)	(637)	(123)	(1,017)
Decrease	—	—	—	—	—
FX rate impact	—	(1)	(20)	(7)	(29)
Reclassification	—	974	74	8	1,056

As of September 30, 2019	—	(1,108)	(2,054)	(528)	(3,690)

NET VALUE

As of December 31, 2018	13,559	760	536	419	15,274

As of September 30, 2019	9,080	2,125	15,078	728	27,011

Assets capitalized during the nine months ended September 30, 2019 in the amount of €12.1 million mainly relate to general equipment, fixtures and fittings of the Princeton manufacturing facility (€10.3 million).

24	Page

5.2 Right of use

(amounts in thousands of euros)	Buildings	Plant, equipment and tooling	Transport equipment	Office equipment and computers	TOTAL
GROSS VALUE

As of December 31, 2018	—	—	—	—	—

First application of IFRS 16	7,397	—	47	—	7,443
Increase	4,057	—	34	—	4,091
Decrease	(355)	—	—	—	(355)
FX rate impact	289	—	—	—	289
Reclassification	—	974	—	118	1,092

As of September 30, 2019	11,388	974	80	118	12,560

ACCUMULATED DEPRECIATION

As of December 31, 2018	—	—	—	—	—

Increase	(928)	—	(16)	(30)	(973)
Decrease	16	—	—	—	16
FX rate impact	(20)	—	—	—	(20)
Reclassification	—	(974)	—	(79)	(1,053)

As of September 30, 2019	(931)	(974)	(16)	(108)	(2,030)

NET VALUE

As of December 31, 2018	—	—	—	—	—

As of September 30, 2019	10,457	—	64	10	10,530

Reclassifications correspond to assets financed by finance leases which have been reclassified in right of use with the application of IFRS 16 as of January 1, 2019. These assets were classified in property, plant and equipment until December 31, 2018.

The increase of €4,057 thousand is mainly linked to the partial relocation of the French team in new facilities in July (impact of €4,026 thousand).

The decrease in net value of €339 thousand corresponds to a decrease in the right of use following a decrease in the rental space of a building lease (linked to a partial relocation of the French team in new facilities).

5.3 Other financial assets

(amounts in thousands of euros)	12/31/2018	09/30/2019
Deposits related to leased premises	446	484
Advance payments to suppliers	510	226
Other	91	26

Total other non-current financial assets	1,046	736
Deposits related to leased premises	—	25
Advance payments to suppliers	—	28
Other	—	4

Total other current financial assets	—	57

Advance payments to suppliers is comprised of payments made to service providers, especially contract research organizations, involved with the conduct of the Company’s clinical trials in the solid tumor indication (TRYbeCA-1 and TRYbeCA-2 trials).

25	Page

5.4 Other current assets

(amounts in thousands of euros)	12/31/2018	09/30/2019
Research Tax Credit	7,701	10,554
Tax receivables (e.g., VAT), social receivables and other receivables	1,949	1,202
Prepaid expenses	4,461	2,829

Total other current assets	14,111	14,585

Research Tax Credit (Crédit d’Impôt Recherche or “CIR”)

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. The Research Tax Credit is recognized in the consolidated statement of income (loss) in “other income” during the year in which the eligible research expenditures are incurred.

As of September 30, 2019, the CIR receivable included the Research Tax Credit for the 2017 and 2018 financial years and the CIR estimate as of September 30, 2019.

Prepaid expenses

Prepaid expenses mainly related to advance payments made to suppliers of asparaginase (€3,180 thousand as of December 31, 2018 and €2,189 thousand as of September 30, 2019).

5.5 Cash and cash equivalents

(amounts in thousands of euros)	12/31/2018	09/30/2019
Cash and cash equivalents	134,371	81,927

Total cash and cash equivalents as reported in statement of financial position	134,371	81,927
Bank overdrafts	—	—

Total cash and cash equivalents as reported in statement of cash flow	134,371	81,927

As of December 31, 2018, the cash position is composed of the following items: (i) €118.4 million in current accounts and (ii) €16.0 million in term deposits, with a maturity in January 2019.

As of September 30, 2019, the cash position is composed of the following items: (i) €76.8 million in current accounts, (ii) €5.0 million in term deposits, with a one-month maturity and (iii) €0.1 million in other cash equivalents.

5.6 Shareholders’ equity

As of September 30, 2019, the capital of the Company consisted of 17,940,035 shares, fully paid up, with a nominal value of 0.10 euro.

5.7 Provisions

(amounts in thousands of euros)	Provisions for retirement indemnities	TOTAL
As of December 31, 2018	347	347

Provisions	91	91
Actuarial gains and losses	96	96

As of September 30, 2019	533	533

26	Page

Provision for retirement indemnities

The regime for retirement indemnities applicable at ERYTECH Pharma S.A., is defined by the collective agreement for the pharmaceutical industry in France.

As part of the estimate of the retirement commitments, the following assumptions were used for all categories of employees:

	12/31/2018	09/30/2019
Discount rate	1.57%	0.47%
Wage increase	2%	2%
Social welfare contribution rate - non executive employees	44%	39%
- executive employees	54%	51%
- executive management	55%	52%
Expected staff turnover - non executive and executive employees	Medium - High	High
- executive management	Low	Low
Age of retirement	65 - 67 years	65 - 67 years
Mortality table	INSEE 2014	INSEE 2018

5.8 Financial liabilities

Financial liabilities by type

(amounts in thousands of euros)	12/31/2018	09/30/2019
Financial liabilities related to finance leases	39	—
Conditional advances	1,181	1,312
Bank loans	799	246
Other	—	39

Total financial liabilities	2,019	1,597

The Company did not subscribe new loans during the nine months ended September 30, 2019.

Financial liabilities by maturity

Maturity dates of financial liabilities as of December 31, 2018 are as follows:

	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances				1,181	1,181
Bank loans	738	62			799
Financial liabilities related to finance leases	39				39

Total financial liabilities	776	62	—	1 181	2,019

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Maturity dates of financial liabilities as of September 30, 2019 are as follows:

(amounts in thousands of euros)	Less than one year	One to three years	Three to five years	More than five years	Total
Conditional advances	—	—	—	1,312	1,312
Bank loans	246	—	—	—	246
Other	—	—	39	—	39

Total financial liabilities	246	—	39	1,312	1,597

Conditional advances

(amounts in thousands of euros)	BPI France - TEDAC	TOTAL
Financial liabilities as of December 31, 2018	1,181	1,181

Capitalized interest	131	131

Financial liabilities as of September 30, 2019	1,312	1,312

5.9 Lease labilities

(amounts in thousands of euros)	Lease debt
As of December 31, 2018	—

First application of IFRS 16	7,734
Increase	5,949
Decrease	(1,125)
FX rate impact	348
Capitalized interests	75
Reclassification	42

As of September 30, 2019	13,023

The increase of €5,949 thousand is mainly linked to the partial relocation of the French team in new facilities in July (impact of €4,026 thousand) and an improvement allowance received for the Princeton manufacturing facility (€1,859 thousand).

The decrease of €1,125 thousand reflects the impact of a decrease in the liability of €339 thousand following a decrease in the rental space of a building lease (linked to a partial relocation of the French team in new facilities).

Lease liabilities by maturity

Maturity dates of lease liabilities are as follows:

	Less than one year	One to three years	Three to five years	More than five years	Total
As of December 31, 2018	—	—	—	—	—
As of September 30, 2019	1,142	3,432	2,728	5,721	13,023

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5.10 Trade and other payables

(amounts in thousands of euros)	12/31/2018	09/30/2019
Vendors	13,402	3,678
Vendors - accruals	3,253	8,984

Total trade and other payables	16,655	12,662

5.11 Other current liabilities

(amounts in thousands of euros)	12/31/2018	09/30/2019
Social liabilities, taxation and social security	3,148	3,502
Fixed assets payables	—	1,092
Deferred revenue	16	61
Other payables	53	86

Total other current liabilities	3,217	4,741

5.12 Financial instruments recognized in the consolidated statement of financial position and effect on net income (loss)

As of December 31, 2018 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	1,046			1,046		1,046
Trade and other receivables	30			30		30
Other current assets	14,111			14,111		14,111
Cash and cash equivalents	134,371	134,371				134,371

Total financial assets	149,557	134,371	—	15,187	—	149,557

Financial liabilities - non current portion	1,243				1,243	1,243
Financial liabilities - current portion	776				776	776
Trade and other payables	16,655				16,655	16,655

Total financial liabilities	18,674	—	—	—	18,674	18,674

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As of September 30, 2019 (amounts in thousands of euros)	Carrying amount on the statement of financial position (1)	Fair value through profit and loss	Fair value through other comprehensive income	Loans and receivables	Debt at amortized cost	Fair value
Other non-current financial assets	736			736		736
Other current financial assets	57			57		57
Trade and other receivables	58			58		58
Other current assets	11,755			11,755		11,755
Cash and cash equivalents	81,927	81,927				81,927

Total financial assets	94,534	81,927	—	12,607	—	94,534

Financial liabilities - non current portion	1,312				1,312	1,312
Lease liabilities - non current portion	11,880				11,880	11,880
Financial liabilities - current portion	285				285	285
Lease liabilities - current portion	1,142				1,142	1,142
Trade and other payables	12,662				12,662	12,662
Other current liabilities	4,680				4,680	4,680

Total financial liabilities	31,962	—	—	—	31,962	31,962

(1)	The carrying amount of these assets and liabilities is a reasonable estimate of their fair value.

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6. RELATED PARTIES

The Company’s related parties include the Chairman of the Board of Directors (Jean-Paul Kress), the Chief Executive Officer (Gil Beyen), the two Deputy General Managers (Jérôme Bailly and Eric Soyer), members of the Board of Directors (five Board members in addition to the Chairman and the Chief Executive Officer) and members of the executive committee (four members in addition to the Chief Executive Officer and the Deputy General Managers).

The remuneration of directors and other members of the executive committee was as set forth in the table below.

	09/30/2018			09/30/2019
(amounts in thousands of euros)	Salary / fees	Retirement benefits	Share based payments	Salary / fees	Retirement benefits	Share based payments
Executive officers / Deputy General Managers	572	2	274	813	12	231
Executive committee	1,077	11	414	1,018	7	216
Board of directors	184	—	358	236	—	100

Total	1,832	13	1,046	2,067	19	547

The Company has no other related parties.

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7. OFF-BALANCE SHEET COMMITMENTS

The off-balance-sheet commitments as of December 31, 2018 have not changed significantly during the nine months ended September 30, 2019, except for:

•	the lease commitments that are now recognized in the financial statements in accordance with IFRS 16;

•	the following commitments:

Agreement with Orphan Europe

In November 2012, the Company entered into a marketing agreement with Orphan Europe, a subsidiary of Recordati Group, to market and distribute GRASPA® for the treatment of ALL and AML in 38 countries in Europe, including all of the countries in the European Union.

As a consequence of the Company’s withdrawal of the MAA for ALL and the Company’s strategic re-focus on solid tumors, this contract was terminated during the first half of 2019, without any financial consequence for the Company.

Agreement with SQZ Biotechnologies

On June 24, 2019, the Company entered into a collaboration agreement with SQZ Biotechnologies, a cell therapy company developing novel treatments in multiple therapeutic areas, to advance novel red blood cell-based therapeutics for immune modulation. Under the terms of the agreement, the Company has granted to SQZ Biotechnologies an exclusive worldwide license to develop antigen specific immune modulating therapies employing red blood cell-based approaches. Combining SQZ Biotechnologies’ proprietary and versatile cell engineering platform with the intellectual property of the Company related to red blood cell-based therapeutics is intended to allow for the rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications.

The agreement provides:

•	An upfront payment of $1 million (recognized in 2019);

•	Potential development, regulatory and commercial milestone payments up to $56 million for the first product successfully developed by SQZ Biotechnologies under this agreement;

•	The Company could also receive progressive royalties based on future sales.

Sublease in the United-States

In July 2019, the Company signed an operating sublease agreement for a portion of its premises located in Cambridge.

(amounts in thousands of euros)	Sublease to be received
As of September 30, 2019	Total	Less than one year	One to five years	More than five years
Sublease in US	578	171	407	—

Total sublease to be received	578	171	407	—

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